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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number: 001-02275

                            THE SEAGRAM COMPANY LTD.
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             (Exact name of registrant as specified in its charter)

                                1430 Peel Street
                            Montreal, Quebec H3A 1S9
                                     Canada
                                 (514) 987-5200
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     8.35% Debentures due November 15, 2006

                      8.35% Debentures due January 15, 2022

                     6.875% Debentures due September 1, 2023

  Guarantees as to Payment of Principal and Interest of 5.79% Senior Notes due
                     2001 of Joseph E. Seagram & Sons, Inc.

  Guarantees as to Payment of Principal and Interest of 6.250% Senior Notes due
                     2001 of Joseph E. Seagram & Sons, Inc.

  Guarantees as to Payment of Principal and Interest of 6.400% Senior Notes due
                     2003 of Joseph E. Seagram & Sons, Inc.

  Guarantees as to Payment of Principal and Interest of 6.625% Senior Notes due
                     2005 of Joseph E. Seagram & Sons, Inc.

     Guarantees as to Payment of Principal and Interest of 8 3/8% Guaranteed
       Debentures due February 15, 2007 of Joseph E. Seagram & Sons, Inc.

 Guarantees as to Payment of Principal and Interest of 7% Guaranteed Debentures
              due April 15, 2008 of Joseph E. Seagram & Sons, Inc.

  Guarantees as to Payment of Principal and Interest of 6.800% Senior Notes due
                     2008 of Joseph E. Seagram & Sons, Inc.

     Guarantees as to Payment of Principal and Interest of 8 7/8% Guaranteed
       Debentures due September 15, 2011 of Joseph E. Seagram & Sons, Inc.

     Guarantees as to Payment of Principal and Interest of 9.65% Guaranteed
        Debentures due August 15, 2018 of Joseph E. Seagram & Sons, Inc.
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 Guarantees as to Payment of Principal and Interest of 7.500% Senior Debentures
                   due 2018 of Joseph E. Seagram & Sons, Inc.

 Guarantees as to Payment of Principal and Interest of 9% Guaranteed Debentures
              due August 15, 2021 of Joseph E. Seagram & Sons, Inc.

 Guarantees as to Payment of Principal and Interest of 7.600% Senior Debentures
                   due 2028 of Joseph E. Seagram & Sons, Inc.

  Guarantees as to Payment of Principal and Interest of 8.00% Senior Quarterly
       Income Debt Securities due 2038 of Joseph E. Seagram & Sons, Inc.

     Common shares without nominal or par value of The Seagram Company Ltd.

             7.50% Adjustable Conversion-rate Equity Security Units


         Stock Purchase Contracts of The Seagram Company Ltd. issued in connection with 7.50% Adjustable Conversion-rate Equity Security Units of The
                              Seagram Company Ltd.

    Guarantees as to Payment of Principal and Interest of 7.62% Subordinated Deferrable Notes due June 21, 2004 of Joseph E. Seagram & Sons, Inc. issued in connection with 7.50% Adjustable Conversion-rate Equity Security Units of The
                              Seagram Company Ltd.


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            (Title of each class of Securities covered by this Form)

                       6.50% Debentures due April 1, 2003
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)              [ ]                         Rule 12h-3(b)(1)(i)             [x]
         Rule 12g-4(a)(1)(ii)             [ ]                         Rule 12h-3(b)(1)(ii)            [ ]
         Rule 12g-4(a)(2)(i)              [ ]                         Rule 12h-3(b)(2)(i)             [ ]
         Rule 12g-4(a)(2)(ii)             [ ]                         Rule 12h-3(b)(2)(ii)            [ ]
                                                                      Rule 15d-6                      [ ]

Approximate number of holders of record as of the certification or notice date:

   8.35% Debentures due November 15, 2006:                                  57

   8.35% Debentures due January 15, 2022:                                   30

   6.875% Debentures due September 1, 2023:                                 27

   Guarantees of 5.79% Senior Notes due 2001 of Joseph E. Seagram & Sons,
     Inc.:                                                                   2

   Guarantees of 6.250% Senior Notes due 2001 of Joseph E. Seagram & Sons,
     Inc.:                                                                  33

   Guarantees of 6.400% Senior Notes due 2003 of Joseph E. Seagram & Sons,
     Inc.:                                                                  27

   Guarantees of 6.625% Senior Notes due 2005 of Joseph E. Seagram & Sons,
     Inc.:                                                                  17

   Guarantees of 8 3/8% Guaranteed Debentures due February 15, 2007 of
     Joseph E. Seagram & Sons, Inc.:                                        47

   Guarantees of 7% Guaranteed Debentures due April 15, 2008 of Joseph E.
     Seagram & Sons, Inc.:                                                  69

   Guarantees of 6.800% Senior Notes due 2008 of Joseph E. Seagram & Sons,
     Inc.:                                                                  23

   Guarantees of 8 7/8% Guaranteed Debentures due September 15, 2011 of
     Joseph E. Seagram & Sons, Inc.:                                        19

   Guarantees of 9.65% Guaranteed Debentures due August 15, 2018 of Joseph
     E. Seagram & Sons, Inc.:                                               12

   Guarantees of 7.500% Senior Debentures due 2018 of Joseph E. Seagram &
     Sons, Inc.:                                                            13

   Guarantees of 9% Guaranteed Debentures due August 15, 2021 of Joseph E.
     Seagram & Sons, Inc.:                                                  15

   Guarantees of 7.600% Senior Debentures due 2028 of Joseph E. Seagram &
     Sons, Inc.:                                                             5

   Guarantees of 8.00% Senior Quarterly Income Debt Securities due 2038
     of Joseph E. Seagram & Sons, Inc.:                                    153

   Common shares without nominal or par value of The Seagram Company Ltd.:   2

   7.50% Adjustable Conversion-rate Equity Security Units:                  91

   Stock Purchase Contracts of The Seagram Company Ltd. issued in connection with 7.50% Adjustable Conversion-rate Equity Security Units of The
     Seagram Company Ltd.:                                                  91

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      Guarantees of 7.62% Subordinated Deferrable Notes due June 21, 2004 of
      Joseph E. Seagram & Sons, Inc. issued in connection with 7.50%
      Adjustable Conversion-rate Equity Security Units of The Seagram Company
      Ltd.:                                                                   1

         Pursuant to the requirements of the Securities Exchange Act of 1934, The Seagram Company Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 8, 2001                     By: /s/ John R. Preston
                                           ----------------------------
                                            Name:  John R. Preston
                                            Title: Senior Vice President
                                                   Treasury and Strategic
                                                   Planning